January 22, 2018

Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities

Via EDGAR Filing

Re:    MVP REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Response dated December 27, 2017
File No. 000-55761

Dear Ms. Sobotka:

On behalf of MVP REIT, Inc. (the "Company"), we are responding to comments received from the Securities and Exchange Commission letter dated January 11, 2018.  The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

Form 10-K for the period ended December 31, 2016

Note I – Acquisitions, Page 87

Staff Comment

1.
We note your response to comment 1 that pursuant to the Agreement among Co-Owners, you are the Managing Co-Owner of the property and have full authority (without the need to obtain approvals from the other co-owners) over all aspects of the property, including the financing, development, operations and sale of the property. Please provide us details of the following:

•	Any rights held by the two other co-owners to remove you as the Managing Co-Owner of the property.
•	Any rights held by the two other co-owners to block the actions through which you exercise your authority over the property as described above.
•	The circumstances under which the above rights could be exercised.
•	Tell us how you considered the above rights in concluding that you are the controlling party and the most appropriate presentation was to consolidate the property in accordance with ASC 810.

Company Response

MVP REIT, Inc. (the "Company") holds an 83.3% undivided interest in the Mabley Place Garage (the "Property") pursuant to a tenancy-in-common agreement ("TIC") and is the Managing Co-Owner of the Property.  The Removal of the Managing Co-Owner is addressed in Sections 4.7 and 4.8 of the Agreement Among Co-Owners (the "Agreement").  Section 4.7 of the Agreement requires a vote of a majority of the percentage interests of all Co-Owners to remove the Managing Co-Owner.  The Company's 83.3% ownership interest in the Property gives them a majority of the voting interests. Consequently, the Company cannot be removed without cause by the other Co-Owner.  Section 4.8 of the Agreement allows for removal of the Managing Co-Owner for Cause (as defined in Section 1.2 of the Agreement) only upon unanimous vote of the other Co-Owners.  Cause is defined as:

(i) engages in fraud, deceit, or intentional misconduct; (ii) commits a material breach of any of the Managing Co-Owner's obligations under this Agreement, and fails to cure such breach within fourteen (14) days following the date on which any other Co-Owner delivers to the Managing Co-Owner a written notice that (A) describes in reasonable detail the circumstances alleged to constitute a breach, and (B) identifies such notice as being delivered pursuant to this clause "(ii)" of this Section l.4(a); (iii) takes actions out of self-interest without regard for and to the material detriment of the rights or interests of the Co-Owners; or (iv) injures or damages Persons or the Property as the result of intentional or reckless conduct.

The other Co-Owner can only remove the Company as Managing Co-Owner if they violate one of the items defined in Section 1.2.  As such, the other Co-Owners do not have the ability to remove the Company as Managing Co-Owner absent the Company violating one of the items noted in Section 1.2.

Voting rights and circumstances under which the rights could be exercised by with the Co-Owners is described in Section 2.3 – Voting Rights.  This section states that:

In all matters to be determined by the Co-Owners under this Agreement, the Co-Owners shall have voting power in proportion to their respective Percentage Interests.  Except as otherwise expressly set forth herein, any matter that is required or permitted to be approved by the Co-Owners shall be deemed so approved only if it is affirmatively approved in writing by Co-Owners holding a majority of the Percentage Interests eligible to vote upon such matter.

As stated above, the Company holds a majority ownership interest in the property, and thereby controls the voting power among co-owners.  Please see the attached Agreement Among Co-Owners.

As stated in prior communication, based on the guidance of ASC 810, ASC 970-810-45-1 and ASC 970-323-25-12, management concluded that the Company's 83.3% interest in the TIC should not be presented as an undivided interest or by use of the equity method of accounting.  The Company acknowledges that the Mabley Place is not a legal entity pursuant to ASC 810 and the Company's undivided interest represents an interest in the property itself, not in an entity that owns the property. Nevertheless, the Company concluded the most appropriate presentation was to consolidate the property in accordance with ASC 810 as the controlling party, as established in the Agreement Among Co-Owners.

We hope the foregoing adequately addresses your comments.

Very truly yours,

/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
MVP REIT II, Inc.

Agreement Among Co-Owners
by and among

MABLEY PLACE GARAGE, LLC

MABLEY PLACE GARAGE I, LLC

MABLEY PLACE GARAGE II, LLC

DECEMBER 9, 2014

AGREEMENT AMONG CO-OWNERS
THIS AGREEMENT AMONG CO-OWNERS (the "Agreement") is made and entered into, dated for reference purposes as of December 9, 2014,  by and among MABLEY PLACE GARAGE, LLC, a Delaware limited liability company ("MVP"); MABLEY PLACE GARAGE I, LLC, a Delaware limited liability company ("Longwell"); and  MABLEY PLACE GARAGE II, LLC, a Delaware limited liability company ("Markos"); (each of which is a "Co-Owner," and together are the "Co-Owners"), with reference to the following facts:
RECITALS:
A. The Co-Owners are the owners of an undivided interest, as tenants-in-common with each other, of the "Property" identified below.
B. The Co-Owners have agreed to execute this Agreement in order to memorialize their rights and duties as co-owners of the Property.
C. It is the intention and agreement of the Co-Owners that their rights and duties under this Agreement shall be subject and subordinate in all respects to the rights of the "Lender" (as defined below), and the duties of the Co-Owners to the Lender, under the "Loan Documents" described below.
AGREEMENTS:
NOW THEREFORE, the Co-Owners, intending to be legally bound, do hereby agree as follows:
1. DEFINITIONS.  For purposes of this Agreement, the following terms shall have the meanings set forth below:
1.1 "Affiliate" means, with respect to any Co-Owner, (a) any Person directly or indirectly controlling, controlled by, or under common control with such Co-Owner, (b) any person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Co-Owner, (c) any officer, director, member, manager, or general partner of such Co-Owner, or (d) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (a) through (c) of this sentence.  For purposes of this definition, the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.
1.2 "Cause," as applied to the decision whether to remove the Managing Co-Owner:
(a) Shall mean and exist only if, with respect to the Property, the Managing Co-Owner (i) engages in fraud, deceit or intentional misconduct; (ii) commits a material breach of any of the Managing Co-Owner's obligations under this Agreement, and fails to cure such breach within fourteen (14) days following the date on which any other Co-Owner delivers to the Managing Co-Owner a written notice that (A) describes in reasonable detail the circumstances alleged to constitute a breach, and (B) identifies such notice as being delivered pursuant to this clause "(ii)" of this Section 1.4(a); (iii) takes actions out of self-interest without regard for and to the material detriment of the rights or interests of the Co-Owners; or (iv) injures or damages Persons or the Property as the result of intentional or reckless conduct.

(b) Shall not include or be based upon: (i) errors in judgment made in good faith, (ii) ordinary negligence that does not constitute gross negligence or recklessness, or (iii) the failure to carry out its duties as the Managing Co-Owner if it is impossible or impracticable to carry out such duties as the result of any act or failure to act by any of the Co-Owners other than the Managing Co-Owner.
1.3  "Disposition" means any sale, lease (except for the Standard Lease or daily, weekly, monthly parking tenants made in the ordinary course of business), exchange, assignment, conveyance, transfer, encumbrance, pledge, mortgage, trade or other disposition of (1) the Property, or any portion thereof or any interest therein, (2) a Co-Owner interest, or any portion thereof or any interest therein, or (3) any ownership interest in a Co-Owner, or any portion thereof or interest therein, as the applicable context requires.
1.4 "Distributable Cash" means those funds remaining available for distribution to the Co-Owners after (a) payment of the costs and expenses of owning, managing and operating the Property, including the Recurring Carrying Costs, (b) setting aside such amounts, if any, as the Managing Co-Owner determines to be appropriate as reserves for the foreseeable costs, indebtedness, and operating expenses of the Property and (c) payment of the Preferred Distribution.
1.5 "Emergency" means an event or circumstance, the timing of which is not reasonably foreseeable, and which involves substantial risk of imminent injury or death to any person or significant damage to the Property or other property unless an expense is paid or incurred for the maintenance, repair, or improvement of the Property.
1.6 "Event of Bankruptcy" means with respect to any Co-Owner, as the case may be, the occurrence of one or more of the following events:
(i) The entry of a decree or order by a court of competent jurisdiction (i) adjudging a Co-Owner a debtor or insolvent, or (ii) approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for such Co-Owner under the Federal bankruptcy laws or any other similar applicable law or practice, and if such decree or order referred to in this subsection (a) shall have continued undischarged and unstayed for a period of ninety (90) days.
(ii) The entry of a decree or order by a court of competent jurisdiction (i) for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of a Co-Owner, or for the winding up or liquidation of its affairs, and such decree or order shall have remained in force undischarged and unstayed for a period of sixty (60) days, or (ii) for the sequestration or attachment of any property of a Co-Owner without its return to the possession of such Co-Owner or its release from such sequestration or attachment within sixty (60) days thereafter.
(iii) A Co-Owner (i) institutes proceedings to be adjudicated a voluntary debtor or an insolvent, or (ii) consents to the filing of a bankruptcy proceeding against it, or (iii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief for itself under the federal bankruptcy laws or any other similar applicable law or practice, or (iv) consents to the filing of any such petition, or to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for itself or a substantial part of its property, or (v) makes a general assignment for the benefit of its creditors, or (vi) is unable to or admits in writing its inability to pay its debts generally as they become due, or (vii) takes any action in furtherance of any of the aforesaid purposes.

(iv)
I.
 "Insolvency Proceeding" means any proceeding under Title 11 of the United States Code (11 U.S.C. Sec. 101 et. seq.) or any other insolvency, liquidation, reorganization or other similar proceeding concerning any Co-Owner, any action for the dissolution of any Co-Owner, any proceeding (judicial or otherwise) concerning the application of the assets of any Co-Owner, for the benefit of its creditors, the appointment of or any proceeding seeking the appointment of a trustee, receiver or other similar custodian for all or any substantial part of the assets of any such Co-Owner or any other action concerning the adjustment of the debts of any Co-Owner, or the cessation of business by any Co-Owner, except following a sale, transfer or other disposition of all or substantially all of the assets of a Co-Owner or all of the Co-Owners in a transaction permitted under the Loan Documents.

1.7 "Invested Capital" shall mean the amount initially advanced by each Co-Owner toward the purchase price of and reserves for the Property, as set forth opposite each Co-Owner's name on Appendix 1 hereto.
1.8 "Lender" means Barclays Bank, PLC, and its successor or assign.
1.9 "Loan Agreement" means that certain "Loan Agreement" executed by the Co-Owners as the "Borrower" thereunder, in favor of Lender as the "Lender" thereunder, evidencing the Borrower and Lender's agreement in reference to the Mortgage Debt.
1.10 "Loan Documents" means those documents and instruments evidencing and securing the Mortgage Debt, including without limitation that certain Loan Agreement; Promissory Note; Open-End Mortgage, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement; Assignment of Leases and Rents; Environmental Indemnity Agreement; and the other Loan Documents described and defined in the Loan Agreement.
1.11 "Managing Co-Owner" means the Co-Owner that is so appointed with authority to manage the Property pursuant to Section 4, below.  The initial Managing Co-Owner shall be MVP.
1.12 "Mortgage Debt" means the loan from Lender in the original principal amount of Nine Million Dollars ($9,000,000) which the Co-Owners have jointly and severally incurred and which is evidenced by the Loan Documents.
1.13 "Mortgage" means that certain "Mortgage, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement" executed by the Co-Owners as the "Borrower" thereunder, in favor of Lender as the "Lender" thereunder, which secures the Mortgage Debt and is being recorded in the Official Records of the County where the Property is situated contemporaneously with the execution of this Agreement.
1.14 "Offered Interest" shall have the meaning ascribed thereto in Section 5, below.
1.15 "Percentage Interest" means, for each Co-Owner, a percentage equal to the Co-Owner's undivided percentage ownership interest in the Property.

1.16 "Permitted Transfer" shall mean any transfer that (a) is permitted by the Loan Documents or approved in advance in writing by the Lender (or, if the Mortgage Debt has been refinanced by another loan, then such transfer as is permitted by the loan documents evidencing or securing any such refinancing loan or as is approved in writing by the holder of such loan), and (b) involves a transfer of an undivided interest in the Property (i) by a Co-Owner to any of its members, partners, or other owners (including in liquidation of such Co-Owner), (ii) by any such member, partner, or other owner, to any of its members, partners, or other owners, and (iii) by any such direct or indirect members, partners, or other owners, to any of his, her, or its respective Affiliates.  Solely for purposes of determining whether a conveyance of all or any part of an undivided interest in the Property is a "Permitted Transfer," the term "Affiliate," as applied to any individual who is a direct or indirect member, partner, or other owner of a Co-Owner hereunder, shall include the spouse, brother, sister, lineal descendants, and lineal ancestors of that individual, and any trust for the benefit of any of the foregoing.
1.17 "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, association or any other entity.
1.18 "Preferred Distribution" shall have the meaning ascribed thereto in Section 3.3(b) below.
1.19 "Property" means the real property commonly known as Mabley Place, located at 28 West Fourth Street, Cincinnati, Ohio, operated as a Parking Garage with ancillary retail space.
1.20 "Recurring Carrying Costs" means periodic debt service payments, including any balloon principal payment, on any mortgage or deed of trust encumbering the Property, including the monthly payments due Lender under the Loan Documents with respect to the Mortgage Debt, together with (a) monthly payments to public utility companies, (b) periodic payments to independent contractors furnishing services to the property on a regular, recurring basis (e.g., janitorial service, refuse disposal or landscape maintenance), (c) public liability and casualty insurance premiums, (d) real estate taxes and assessments, (e) the refund of tenant security deposits and prepaid rents, and (f) the fees and expenses of the Managing Co-Owner and its Affiliates pursuant to Section 4, below.
1.21 "Transfer Notice" shall have the meaning ascribed thereto in Section 5, below.
1.22 "Working Capital Loans" means a loan by one Co-Owner to another Co-Owner to pay expenses or other capital requirements of the Property not funded by the other Co-Owner. Every Working Capital Loan shall be expressly subordinate to the Loan and bear interest at the Default Rate.
2. INTEREST IN PROPERTY
2.1 Percentage Interest.  The Percentage Interests of each of the Co-Owners is set forth in the Schedule of Co-Owners attached as Appendix 1 to this Agreement.
2.2 Voting Rights.  In all matters to be determined by the Co-Owners under this Agreement, the Co-Owners shall have voting power in proportion to their respective Percentage Interests.  Except as otherwise expressly set forth herein, any matter that is required or permitted to be approved by the Co-Owners shall be deemed so approved only if it is affirmatively approved in writing by Co-Owners holding a majority of the Percentage Interests eligible to vote upon such matter.

2.3 Nature of Relationship.  The relationship among the Co-Owners in connection with the Property shall be limited to that of tenants-in-common owning undivided interests in the Property on the terms set forth in this Agreement.  Nothing in this Agreement shall be construed to create a joint venture or a general or limited partnership among the Co-Owners, to authorize any party to act as general partner for any other party, or to permit any party to undertake any contracts, liabilities, or responsibilities not authorized by this Agreement.
2.4 Mandatory Election to be Excluded from Partnership Taxation. Each Co-Owner  hereby elects to be excluded from the provisions of Subchapter K of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the undivided tenancy in common ownership of the Project. The exclusion elected by the Co-Owner's hereunder shall commence with the execution of this Agreement. Each Co-Owner hereby covenants and agrees to report on his, her or its federal and state income tax returns such Co-Owner's respective share of all items of gross income, deduction and credits which result from owning the Project in a manner consistent with the exclusion of tenants in common from Subchapter K of Chapter 1 of the Code, commencing with the first taxable year of the tenancy-in-common created by this Agreement. No Co-Owner shall notify the Commission of Internal Revenue that such Co-Owner desires that Subchapter K of the Code apply to the Co-Owner's and each Co-Owner hereby agrees to indemnify, protect, defend and hold the other Co-Owner's free and harmless from all costs, liabilities, tax consequences and expenses, including, without limitation, attorneys' fees, which may result from such Co-Owner so notifying the Commissioner in violation of this Agreement or otherwise taking a contrary position on any tax return. Except as expressly provided herein, no Co-Owner is authorized to act as agent for, to act on behalf of, or to do any act that will bind, any other Co-Owner or to incur any obligations with respect to the Project.

2.5 Waiver of Right of Partition.  So long as any portion of the Loan is outstanding, provided that Lender has requested the following, each Co-Owner hereby acknowledging that Lender has so requested, no Co-Owner shall have the right to (i) partition any portion of the Property, (ii) make application to any court or authority for a partition of the Property or for the appointment of a receiver for the Property, or (iii) commence or prosecute any comparable action or proceeding for a portion of the Property. So long as any portion of the Loan is outstanding, each Co-Owner hereby expressly waives and relinquishes all rights to seek a partition of the Property or the appointment of a receiver for the Property. Upon any breach of the provisions of this Section by any Co-Owner, the other Co-Owners shall be entitled to a decree or order restraining or enjoining such application, action, or proceeding.

2.6 Standstill. Notwithstanding the rights of any Co-Owner under applicable law or this Agreement to the contrary, each Co-Owner hereby acknowledges and agrees that so long as any portion of the Loan is outstanding, it shall not take any act to assert or enforce any right it may have at law, in equity or under this Agreement until such Co-Owner has obtained from Lender its prior written consent to the taking of any such action or assertion of any such claim, which consent may be given or withheld in Lender's sole, but reasonable discretion. Until the satisfaction in full of the Loan, each Co-Owner hereby covenants and agrees that it will not acquiesce, petition or otherwise invoke or cause any other Co-Owner to invoke an Insolvency Proceeding with respect to any other Co-Owner or seek to appoint a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official with respect to any other Co-Owner or all or any part of the property or assets owned by any other Co-Owner or ordering the winding-up or liquidation of the affairs any other Co-Owner. Each Co-Owner further agrees that it shall not make any election, give any consent, commence any action or file any motion or take any other action in any case by or against any other Co-Owner under the United States Bankruptcy Code, as amended from time to time, without the prior written consent of Lender, which consent may be given or withheld in Lender's sole, but reasonable discretion. No Co-Owner shall take or institute any action, which directly or indirectly would interfere with or delay the exercise by Lender of its rights and remedies in respect of the Property or any part thereof or under the Loan Documents or this Agreement; provided, however, that the good faith assertion of rights or defenses not otherwise waived in the Loan Documents shall not constitute delay or interference with Lender's exercise of such rights and remedies. Without limiting the generality of the foregoing, in the event of a bankruptcy or insolvency of any Co-Owner, no Co-Owner shall object to or oppose any efforts by Lender to obtain relief from the automatic stay under Section 362 of the United States Bankruptcy Code or to seek to cause such entity's bankruptcy estate to abandon the Property (or any portion thereof) that is subject to the Loan.

3. FINANCIAL ARRANGEMENTS AMONG CO-OWNERS
3.1 Debts and Obligations.  Each Co-Owner, subject to any nonrecourse limitation in Section 9.4 of the Loan Agreements, shall be liable for its respective Percentage Interest of all debts and obligations, whether secured or unsecured, incurred by the Co-Owners in accordance with the provisions of this Agreement for the purpose of paying Recurring Carrying Costs and all other costs or expenses related to the ownership and operation of the Property.
3.2  Distributions.  Subject to Section 3.2(d), below, each Co-Owner shall be entitled to receive Distributable Cash attributable to the Property as follows:
(a) Property Operations.  The Distributable Cash attributable to operations of the Property in each year shall be allocated and paid to the Co-Owners in proportion to their respective Percentage Interests after payment of the Preferred Distribution.
(b) Capital Transactions.  All Distributable Cash attributable to refinancing transactions or to a sale of the Property shall be allocated and paid to the Co-Owners:
(i) First, to the Preferred Distribution;
(ii) Second, in the proportion and to the extent of each Co-Owner's unreturned Invested Capital;
(iii) Third, to MVP to reimburse MVP for all acquisition and loan costs, due diligence fees and costs, third party reports, closing costs and all other costs, expenses and fees associated with the initial purchase and financing of the Property; and
(iv) \Thereafter, to the extent of any remaining Distributable Cash, to all Co-Owners, in proportion to their respective Percentage Interests.
(c) Quarterly Distributions and Reports.  Subject to Section 3.2(d), below, within thirty (30) days after the end of each calendar quarter, the Managing Co-Owner shall (i) distribute to each Co-Owner its share of the Distributable Cash determined in accordance with Section 3.2(a), above, and (ii) furnish to each Co-Owner a report setting forth for the immediately preceding quarter (A) the gross receipts derived from the operation of the Property, (B) the expenses paid and incurred in the operation of the Property, (C) any amounts transferred to the reserve account for taxes, insurance, and capital replacements and the then-current balance of the account, and (D) the amounts being held as prepaid rents and security deposits, and any use made of such amounts.  Each Co-Owner shall have the right, upon reasonable notice, to review and/or audit the Managing Co-Owner's books and records with respect to the Property to determine the correctness of its periodic reports.
(d) Limitation on Distributions.  The Co-Owners' right to receive distributions, and the Managing Co-Owner's duty to make such distributions, shall be subject in all respects to the conditions and restrictions imposed by the Lender as set forth in the Loan Documents, and as otherwise imposed by the Lender with respect to the Mortgage Debt and the Property.

3.3 Capital Contributions or Loans
(a) General Rule.  Except as provided in Section 3.3(b), below, no Co-Owner shall be required to make any additional capital contributions to the Property without the prior written consent of Co-Owners holding a majority of the Percentage Interest.
(b) Exceptions for Capital Calls.  Notwithstanding the prohibition in Section 3.3(a), MVP shall be required to contribute to the Property bank account maintained by the Managing Co-Owner any additional capital that is called for either (i) upon written notice from the Managing Co-Owner, if the operating cash flow from the Property is insufficient to fund the Property's Recurring Carrying Costs, or (ii) for capital calls made for all other purposes, with the prior written approval of the Co-Owners holding a majority of the Percentage Interest pursuant to Section 4.3(a), below.  If any such capital advances are called for pursuant to either clause "(i)" or clause "(ii)" of this Section 3.3(b), then unless the Managing Co-Owner or the Co-Owners approving that advance (as the case may be) determine otherwise,  the contribution shall be due within thirty (30) days of the date on which notice of the contribution is delivered to MVP.  In the event that MVP advances any additional capital, MVP shall be entitled to receive all of the additional capital advanced plus an annualized return of eight percent (8%)(the "Preferred Distribution") on the amount of its additional capital advance.
4. MANAGEMENT; APPROVED TRANSACTIONS
4.1  Management Rights.  The Managing Co-Owner shall have the exclusive right to manage the Property in accordance with this Agreement, subject to the rights of the Lender and the limitations imposed by Section 4.3, below.
(a) Delegation.  The Managing Co-Owner may delegate one or more of its responsibilities for managing the Property to its Affiliate(s), and may pay compensation to such Affiliate for its services rendered in connection with the Property (subject to the limits imposed by Section 4.3, below).
(b) Annual Budget.  Not later than December 31st in each calendar year, the Managing Co-Owner shall prepare and deliver to each other Co-Owner a reasonably detailed written budget for the ensuing calendar year (which budget shall be subject to the reasonable approval by each of the Co-Owners), including a summary of the anticipated income and expenses of the Property, any planned capital expenditures for the Property, and projected distributions.
(c) Meetings of Co-Owners.  Once each calendar year, the Managing Co-Owner may conduct a meeting of the Co-Owners at which the Co-Owners review the operation and maintenance of the Property.  At all such meetings, and at all other times when the Co-Owners offer their input on matters affecting the operation and maintenance of the Property, the Managing Co-Owner shall reasonably consider the input and suggestions of the Co-Owners.
(d) Co-Owners Bound.  Each Co-Owner agrees to be bound by and to observe any decision with respect to the ownership, maintenance and disposition of the Property that has been approved by the Managing Co-Owner or its Affiliate.
4.2 Bank Account and Payment of Obligations; Authority of Managing Co-Owner

(a) Bank Account and Payment of Obligations.  The Managing Co-Owner shall establish one or more bank accounts in the name of the Property for the purpose of holding funds contributed by the Co-Owners as their pro rata share of the debts and obligations for which they are liable pursuant to Section 3.1, above, and all receipts from or with respect to the operation of the Property.  Unless a separate bank account is established by the Managing Co-Owner, all revenue and income derived from the Property shall be deposited in such account, and all of the debts and obligations pertaining to the Property shall be paid by checks or electronic transfers drawn on such account.  The Managing Co-Owner shall be entitled to sign any checks or authorize any electronic transfers drawn on such account.
(b) Authority of Managing Co-Owner.  Without limiting the generality of the first sentence of Section 4.1, above, and subject to the limitations set forth in Section 4.3, below, the Managing Co-Owner's authority to manage the Property shall include without limitation:
(i) Establishing one or more bank accounts for the deposit of funds received from the Co-Owners or collected from the lessees, tenants and occupants of the property;
(ii) Paying the Recurring Carrying Costs, other common expenses of the Property, and other expenses that relate to the ownership, management and operation of the Property;
(iii) Making demand on the Co-Owners to pay their Percentage Interests of Recurring Carrying Costs, and making demand on the Co-Owners to pay their Percentage Interests of such other debts and obligations relating to the Property which are approved by a majority of Percentage Interests Vote of the Co-Owners;
(iv) Leasing or renting the Property and the improvements situated on the Property on such terms and conditions as the Managing Co-Owner deems reasonable;
(v) Collecting rents or other charges payable by lessees and tenants under such leases and rental agreements, and commencing legal actions and proceedings to enforce the terms and conditions of such leases and rental agreements;
(vi) Offering the Property for sale to third party purchasers pursuant to Section 4.5, below;
(vii) Causing the construction or installation of tenant improvements;
(viii) Incurring such costs and taking such other actions as are reasonably required to obviate the consequences of an Emergency.
(ix) Hiring and paying the fees of contractors and/or other consultants necessary for the operation, maintenance and/or improvement of the Property;
(x) Procuring and maintaining in the joint names of each Co-Owner such public liability and casualty insurance as the Co-Owners shall determine to be appropriate;
(xi) Distributing the Distributable Cash derived from the Property in accordance with the provisions of Section 3.2, above;

(xii) Keeping the Co-Owners advised with respect to the status and operation of the Property, and providing monthly financial statements reflecting the results of operations;
(xiii) Maintaining books and records for the Property; and
(xiv) Such other duties or responsibilities as are incident to the management of the Property.
4.3 Limits on Authority
(a) Capital Contributions.   The Managing Co-Owner may not call for additional capital contributions (other than as required pursuant to Section 3.3(b), above, to pay Recurring Carrying Costs), except with the written consent of a majority of Percentage Interests of the Co-Owners.
(b) Other Restrictions.  The Managing Co-Owner may not undertake any of the following transactions, except with the prior approval of Co-Owners holding a majority of the Percentage Interest:
(i) Sale of Property.  Sell, assign, transfer or otherwise dispose of the Property or any part thereof.
(ii) Capital Expenditures.  Make in any calendar year any single capital expenditure or a series of related capital expenditures which exceeds Twenty-five Thousand Dollars ($25,000.00), other than costs and expenses paid (A) for Recurring Carrying Costs, (B) for capital expenditures that are set forth in the annual budget required by Section 4.1(b), above, and (C) by reason of and to the extent required to respond reasonably to an Emergency.
(iii) Refinancing.  Encumber the Property by mortgage, trust deed, pledge or other security agreement, or increase, modify, consolidate or extend any such mortgage, trust deed or other security agreement or the debt secured thereby.
(iv) Leases.  Enter into any lease or rental agreement for all or any portion of the Property if the terms of such lease or rental agreement (A) provide for a term (including renewal options) in excess of ten (10) years, unless such lease provides for rent to adjust to at least ninety-five percent (95%) of market rate rent after the initial period of 10 years and after every subsequent 10-year period during the lease.
4.4 RESERVED
4.5 RESERVED
4.6 Resignation of Managing Co-Owner.  The Managing Co-Owner may resign at any time by (a) giving ninety (90) days' advance written notice to each Co-Owner, and (b) complying with any requirements imposed by the Lender with respect to such resignation.  Upon effective resignation of the Managing Co-Owner, the Co-Owners shall elect a new Managing Co-Owner to fill the vacant position.  The resignation of the Managing Co-Owner shall not affect its rights or obligations as a Co-Owner and shall not constitute such Person's withdrawal as a Co-Owner.

4.7 Removal of Managing Co-Owner without Cause.  The Managing Co-Owner may be removed by the Co-Owners at any time, either with or without Cause, upon the vote of Co-Owners holding a majority of the Percentage Interests of all Co-Owners.   Such removal shall be effective on the date specified by the Co-Owners voting in favor of such removal.  For the avoidance of doubt, Affiliates of the Managing Co-Owner may vote with respect to such removal.
4.8 Removal of Managing Co-Owner for Cause.  The Managing Co-Owner may be removed at any time for Cause.
(a) Determination of Cause.  Cause for removal shall exist only if the Managing Co-Owner is determined to have engaged in acts or omissions constituting "Cause" hereunder.    The Managing Co-Owner may be removed for Cause only upon the unanimous vote of the other Co-Owners.
(i) Notice and Right to Submit Evidence at Co-Owners' Meeting.  Prior to any such vote, the Co-Owners seeking removal shall deliver to the Managing Co-Owner a written notice of the proposed removal, including a reasonably detailed description of the circumstances alleged to constitute Cause.  The Co-Owners shall schedule a meeting of the Co-Owners to consider such removal, which meeting shall be held not less than ten (10) and not more than twenty (20) days after delivery of such notice and statement.  The Managing Co-Owner and (at the election of the Managing Co-Owner) its counsel and other representatives may attend such meeting and submit to the other Co-Owners such written and oral evidence as the Managing Co-Owner deems relevant to the proposed removal.
(ii) Vote; Removal.  After the presentation of evidence at the meeting, the Co-Owners shall vote upon whether Cause exists and whether to remove the Managing Co-Owner therefor.  The Managing Co-Owner may be removed hereunder only if the other Co-Owners unanimously vote to remove such Managing Co-Owner for Cause, and thereafter deliver to the Managing Co-Owner a written summary of the vote along with a reasonably detailed description of the circumstances alleged to constitute Cause.
(iii) Effect of Removal.  The removal of the Managing Co-Owner shall not affect its rights or obligations as a Co-Owner hereunder.
4.9 Successor Managing Co-Owner.  Upon removal of the Managing Co-Owner, the Co-Owners shall elect a new Managing Co-Owner to fill the vacant position.  After removal, the removed Managing Co-Owner shall cooperate with the new Managing Co-Owner and the other Co-Owners, and shall execute such documents and instruments as may be reasonably required to carry out the efficient transition to the new Managing Co-Owner of the exclusive right to manage the Property.
4.10 Ratification; Approved Transactions. The Co-Owners hereby unanimously approve the Approved Transactions (herein so called) as follows, which approval shall constitute the unanimous consent required under Section 6.1 hereof:
(a) To acquire by purchase, and thereafter engage in the ownership, operation and management of the Project;
(b) To borrow the approximate amount of Nine Million and No/100 Dollars ($9,000,000) (the "Loan") from Barclays Bank PLC (together with its successors and/or assigns, the "Lender") to facilitate the purchase of the Project and to secure same with a first priority lien and security interest on the Property; and
(c) To enter into this Agreement.

4.11 Liaison with Lender. The Co-Owners hereby unanimously appoint Managing Co-Owner as the Co-Owner Liaison (herein so called) between the Co-Owners collectively and Lender for purposes of exchange of information concerning the Loan and the Property; provided, however, that such appointment shall not constitute assumption of any additional liability by Managing Co-Owner under the Loan, and all notices with regard to the Loan between the Co-Owners and Lender shall be governed and controlled by the provisions of the Loan Documents. Upon receipt of any notices from Lender, the Co-Owner Liaison shall promptly forward a copy of such notice to each of the Co-Owners. So long as any portion of the Loan is outstanding, the Co-Owner Liaison shall not be changed absent obtaining Lender's prior written approval, not to be unreasonably withheld. Notices or legal service of any sort received by the Co-Owner Liaison shall be deemed effective notice and service upon the C-Owners collectively. Lender shall be entitled to conclusively rely on any notice received by it from the Co-Owner Liaison.

4.12 Negative Covenants. So long as any portion of the Loan is outstanding, without the prior written consent of the Lender, no Co-Owner on its own behalf, or on behalf of the Co-Owners collectively, shall have the power or authority to:
(a) engage in any business or activity other than those permitted hereby;
(b) do any act which would make it impossible to carry on the ordinary business of another Co-Owner or the Co-Owners collectively;
(c) borrow money or incur any indebtedness or assume or guaranty any indebtedness of any other entity, other than normal trade accounts and lease obligations incurred in the ordinary course of business as permitted pursuant to the Loan Documents, or grant consensual liens on the Property; except, however, the Co-Owners are specifically authorized to obtain the Loan and execute the Loan Documents;
(d) dissolve or liquidate any Co-Owner or terminate this Agreement or the tenancy-in-common relationship evidenced hereby;
(e) undertake any Disposition except as may be permitted pursuant to the Loan Documents;
(f) institute proceedings (or consent or acquiesce to any proceedings or actions) which would have the effect of an Event of Bankruptcy occurring with respect to any Co-Owner;
(g) amend this Agreement in any respect or allow any Co-Owner Interest pursuant to this Agreement to be assigned or substituted out; or
(h) allow any Co-Owner to consolidate or merge with or into any other entity.

4.13 Separateness. Each of the Co-Owners shall abide by the separateness covenants described in Section 4.36 of the Loan Agreement. Without limiting the foregoing, all books and records with respect to each Co-Owner shall be maintained in such a manner that all assets of each Co-Owner shall be separately accounted for and not commingled with other assets either of other Co-Owners or other entities affiliated with such Co-Owner or any other entity whatsoever.

4.14 Execution of Loan Documents.  Each Co-Owner covenants and agrees, upon the request of the Managing Co-Owner from time to time, to make, execute, and deliver (a) all Loan Documents requested by Lender with respect to the Mortgage Debt, and (b) all Loan Documents evidencing or securing any other loan that is subsequently approved in accordance with Section 4.3(b)(iii), below, for the purpose of refinancing the Mortgage Debt (provided that such other loan is a nonrecourse loan subject only to commercially reasonable nonrecourse carve-outs), as well as any required estoppel certificates.

4.15 Guaranties. If a lender providing financing for the Property requires personal guarantees of such financing, any Co-Owner, or persons or entities affiliated with such Co-Owner, may personally guarantee all or part of such financing to the extent permitted by such lender on terms and conditions acceptable to such Co-Owner. Subject to any restrictions that are required by a lender, any advances under such personal guarantees shall be paid by the Co-Owners, pro rata, in proportion to their respective Co-Owner Interests and subject to repayment pursuant hereto. MVP has agreed to provide the required guaranty for the Barclay's Loan.

5. RIGHT OF FIRST REFUSAL.  Except for Permitted Transfers, no Co-Owner (the "transferring Co-Owner") shall sell, transfer, assign, or otherwise dispose of its undivided interest in the Property without first complying with the first-refusal provisions of this Section 5.
5.1 Notice.  Prior to a transferring Co-Owner effecting a transfer of its undivided interest in the Property, the transferring Co-Owner first shall deliver to each of the other Co-Owners a written notice (the "Transfer Notice") of such proposed transfer, setting forth the name of the proposed transferee, the portion of the transferring Co-Owner's interest proposed to be transferred (the "Offered Interest"), and all terms and conditions of the proposed transfer, including a copy of the offer and acceptance.  The transferring Co-Owner's delivery of such Transfer Notice shall be deemed to be an offer to sell such interest to the other Co-Owners on the terms and conditions set forth in such Notice, pursuant to this Section 5.
5.2 Purchase by Co-Owners.  Within thirty (30) days after receipt of the Transfer Notice, each other Co-Owner may elect to purchase all or any portion of the Offered Interest by delivering to the transferring Co-Owner a written instrument specifying the portion of such Offered Interest that such Co-Owner elects to purchase.  If the other Co-Owners in the aggregate timely elect to purchase more than the Offered Interest, then the entire Offered Interest shall be apportioned among the subscribing Co-Owners in proportion to their respective Percentage Interests.  If the other Co-Owners fail to elect within such 30-day period to purchase the entire Offered Interest, then the transferring Co-Owner may thereafter transfer the Offered Interest in accordance with Section 5.4, below.
5.3 Closing.  If the entire Offered Interest proposed to be transferred is subscribed for as provided in Section 5.2, above, then the closing of the purchase and sale of that Offered Interest shall be held on the date specified in the Transfer Notice, but in no event sooner than fifteen (15) days after it is determined which parties are entitled to purchase such Offered Interest.  At the closing, (a) the transferring Co-Owner shall execute and deliver deeds, assignments, and other transfer instruments in commercially reasonable form (including a warranty as to title) sufficient to vest in the purchasers title to the Offered Interest, free and clear of all monetary liens and claims whatsoever, except the Mortgage Trust Deed, and a lien for real property taxes and assessments not then due, and (b) the purchasers shall deliver the purchase consideration in such amount and in such form as is specified in the Transfer Notice.
5.4 Failure to Purchase.  If the Co-Owners fail to elect and purchase the entire Offered Interest pursuant to the foregoing provisions of this Section 5, then the transferring Co-Owner thereafter may transfer or assign such Offered Interest to the Person named in the Transfer Notice at the price and on the terms and conditions set forth therein, provided that such Person execute this Agreement as a Co-Owner concurrently with the closing.  However, if such transferring Co-Owner fails to close the Transfer of that Offered Interest to such transferee within ninety (90) days after expiration of the election period specified in Section 5.2, above, then such right shall terminate and such transferring Co-Owner thereafter shall not sell or transfer such Interest to any Person without first again complying with the provisions of this Section 5.

6. ADDITIONAL COVENANTS OF THE CO-OWNERS.  Each of the Co-Owners hereby covenants and agrees:
6.1 Loan Documents.  To (a) fully and faithfully perform each promise, covenant and agreement set forth in the Loan Documents which is applicable to such Co-Owner in a timely manner, and (b) to refrain from taking any action, including failure to act, which would cause the Co-Owner to be in default under the Loan Documents.
6.2 Personal Obligations.  To pay and discharge its separate personal obligations so that such obligations do not become a lien in or otherwise encumber the Property.  Each Co-Owner shall indemnify, defend and hold the other Co-Owners free and harmless from all costs, claims and damages resulting from or attributable to the failure of such Co-Owner to pay his or its separate obligations with respect to the Property when and as they become due.
6.3 Cooperation of Co-Owners.  To cooperate with the Managing Co-Owner and the other Co-Owners, and execute such documents and instruments as may be reasonably required to carry out the purpose and intent of this Agreement.
6.4 Cooperation Upon Sale or Other Disposition of the Property.  In connection with each sale or other disposition of the Property or any interest therein as authorized by this Agreement, to (a) cooperate with the Managing Co-Owner's marketing of the Property as permitted under this Agreement, and (b) execute such documents and instruments as are necessary to effectuate such sale or other disposition.
6.5 Tax-Deferred Exchange.  Upon the request of another Co-Owner pursuant to a sale or other disposition of the Property or any interest therein which is authorized by this Agreement, to cooperate reasonably in structuring the disposition of the Property or any Co-Owner's interest in the Property as a tax-deferred exchange meeting the requirements of Section 1031 of the Internal Revenue Code of 1986, as amended.
7. SUBORDINATION TO MORTGAGE DEED OF TRUST.  The Co-Owners acknowledge and agree that their rights and duties under this Agreement shall be subject and subordinate to the rights of Lender under the Mortgage and each other Loan Document.
8. MISCELLANEOUS
8.1 Memorandum for Recording.  Each of the Co-Owners agrees to execute and acknowledge a Memorandum in the form attached as Exhibit A to this Agreement setting forth the reciprocal lien rights, the restrictions on transfer and the first refusal rights conferred on the Co-Owners by the provisions of this Agreement.

8.2 Notices.  All notices, requests, demands or other communications permitted or required under this Assignment shall be effective only if in writing, and shall be deemed to have been given, received and delivered (a) when personally delivered; (b) on the second (2nd) business day after the date on which deposited in the national mail system, First Class or any generally acceptable overnight delivery service,   of the country in which the sender's principal offices are located, postage prepaid; (c) on the date on which transmitted by facsimile, email, or other electronic means generating a receipt or other confirmation of a successful transmission; or (d) on the next business day after the day on which deposited with a public carrier regulated (e.g., Federal Express) for overnight delivery, with a return receipt (or equivalent thereof administered by such regulated public carrier) requested, in a sealed envelope addressed to the party for whom intended at the street address, or email address indicated on Appendix 1 hereto, or such other street address, or email address notice of which is given in a manner permitted by this Section 8.2.
8.3 Binding Effect.  This Agreement shall inure to the benefit of and be binding upon each of the Co-Owners and their respective estates, heirs, personal representatives, successors and assigns.
8.4 Attorneys' Fees.  If any action or proceeding is commenced to construe or enforce the terms and conditions of this Agreement or the rights of the Co-Owners hereunder, then the Co-Owner prevailing in such action or proceeding shall be entitled to recover all court costs and reasonable attorneys' fees, to be fixed by the court as part of its judgment.
8.5 Arbitration.  Except for any claim seeking the exercise of the injunctive or other equitable powers of a court of competent jurisdiction, all disputes or controversies which arise under or in connection with this Agreement or the Property shall be submitted to and be determined and settled by arbitration in accordance with the provisions of Ohio law and, unless otherwise mutually agreed by the parties to said proceeding, shall be held in the City of Las Vegas, Nevada.  The arbitrator shall not have the power either to alter, amend, modify or change any of the terms of this Agreement, to grant any remedy which is either prohibited by the terms of this Agreement or not available in a court of law or equity, or to grant or award punitive or exemplary damages against any party.  Any award rendered by such arbitrator shall be final, conclusive, and binding on each and all of the parties hereto and their respective heirs, personal representatives, successors and assigns, and judgment thereon shall be entered and subject to confirmation in any court having jurisdiction thereof in accordance with the applicable provisions of Ohio law.
8.6 Governing Law; Severability.  Except for the rules governing the arbitration proceeding described in Section 8.5, above and the provisions outlined in Section 3 above, this Agreement, and the rights and obligations of the Co-Owners hereunder, shall be construed in accordance with and governed by the laws of the State of Ohio, as then in effect.  Any provision of this Agreement that in any way contravenes the provisions of applicable law shall, to the extent the law is contravened, be considered severable and inapplicable and shall not alter or effect any other provision of this Agreement.
8.7 Captions and Pronouns.  The captions of the sections and subsections in this Agreement are for convenience and reference only and are not intended to constitute a part of this Agreement.  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neutral, singular or plural, as the identification of the person, firm, corporation, partnership or other entity referred to may require.

8.8 Entire Agreement; Amendments.  This Agreement (a) constitutes the entire agreement among the parties concerning the matters set forth herein, and supersedes and replaces all prior and contemporaneous understandings, whether oral or written, regarding such matters, and (b) may not be amended, modified, or otherwise changed except by a written instrument executed by each party sought to be charged by such amendment or modification.  No waiver, alteration, or modification of any of the provisions hereof shall be binding upon any of the Co-Owners unless in writing and signed by such party or his duly authorized representative.
8.9 Effective Date; Duration.  This Agreement shall be effective on the date on which there is recorded in the Official Records of the County where the Property is situated one or more deeds vesting title to the Property in the Co-Owners.  Once effective, this Agreement shall continue until the earlier of (a) the date on which this Agreement is terminated by mutual agreement of all of the then-existing Co-Owners that hold an interest in the Property, or (b) the first date on which title to the Property is held by one person.  The termination of this Agreement shall not affect any rights or claims arising prior to such termination.
8.10 Lender as Beneficiary. So long as any portion of the Loan is outstanding, Lender is and shall be a third party beneficiary of this Agreement.

8.11 Securities Laws. THE UNDIVIDED INTERESTS IN THE PROJECT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS ANY COMMISSION OR AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF ANY DISCLOSURE MADE IN CONNECTION THEREWITH. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE UNDIVIDED INTERESTS MAY NOT BE RESOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTION THEREFROM.

8.11 Indemnitee; waiver. For so long as any part of the Loan remains outstanding (i) no Co-Owner may exercise any remedy provided herein, including any rights of indemnification, against any other Co-Owner, and (ii) each Co-Owner waives any lien rights, whether statutory or otherwise, that it may have against the co-tenancy interest or any other Co-Owner

9. GRANT OF PUT OPTION.

9.1 option.  MVP hereby grants to each of Longwell and Markos (collectively the "Option Holders" and individually an "Option Holder") an option (the "Option") to require MVP to purchase all but not less than all of their Co-Ownership Percentage Interest at a purchase price equal to the then fair market value of their Percentage Interest less One Hundred Thirty-Five Thousand Dollars ($135,000.00) if the Option is exercised prior to the second anniversary of the date of this Agreement (the "Option Price"). The Option Price shall be payable within one (1) year of the date of the final determination of the fair market value (the "Closing") and shall be payable in immediately available funds.  The Option shall terminate and be of no further force or effect in the event that prior to the Closing of the Option the Property is sold.

9.2 exercise of option.  Option Holders may exercise their Option, at any time or from time to time by delivering to MVP written notice of exercise and delivering an appraisal of the fair market value of their Percentage Interests from CBRE. In the event that MVP disagrees with the CBRE appraisal, MVP shall have the right to retain an appraiser to determine the fair market value of the Percentage Interests.  In the event the two appraisals are within ten percent (10%) then the two appraisals shall be averaged and such average shall be deemed to be the fair market value of the Percentage Interests.  In the event that the appraisals are different by more than ten percent (10%), the two appraisers shall retain a third appraiser, which cost shall be split one-half (1/2) by MVP and one-half (1/2) by Option Holder(s).  The three (3) appraisals will then be averaged and such average will constitute the fair market value for the Percentage Interests. At the Closing the Option Holder will transfer good and marketable title to their Percentage Interests to MVP, free and clear of all claims, liens, security interests and encumbrances of any nature, and (ii) MVP will pay the Option Price.

9.3 Representations.. At the Closing, each Option Holder will be required to make the following representations and warranties which shall survive such Closing: Option Holder will be the legal and beneficial owner of, and shall at Closing convey to MVP hereunder good and marketable title to, the Percentage Interests being sold pursuant to such exercise, free and clear of any claim, lien, option, charge, security interest or encumbrance of any nature whatsoever. Upon any exercise of the Option, the Option Holder will have full power, authority and capacity to sell the Percentage Interests being sold pursuant to such exercise to MVP in accordance with the terms and provisions of this Agreement.

WHEREOF, the Co-Owners hereto have executed this Agreement among Co-Owners as of the date set forth above.

CO-OWNERS:

MABLEY PLACE GARAGE, LLC, a Delaware limited liability company

By: MVP Realty Advisors, LLC, a Nevada limited liability company

It's:  Manager

By: /s/ Michael Shustek
Michael Shustek, Manager

[Signatures continued on following page.]

[Signatures continued from prior page.] MABLEY PLACE GARAGE I, LLC, a Delaware limited liability company By: /S/ Linda Mathews Linda Matthews, Manager
MABLEY PLACE GARAGE II, LLC, a Delaware limited liability company By: /s/ Mark Markos Mark Markos, Manager

APPENDIX 1

SCHEDULE OF CO-OWNERS

Tenant- in-Common	Name and Address of Contact Person	Invested Capital	Percentage Ownership Interest
MVP	Mabley Place Garage, LLC c/o MVP REIT, Inc. ATTN: Danny Stubbs 8880 W. Sunset Road Suite 200 Las Vegas, NV 89148 Email: danny@mvpreits.com	$4,200,000.00	70.01%
Longwell	Mabley Place Garage I, LLC c/o Longwell Lumber Yard Trust ATTN: Linda Matthews 1381 Palomino Ave. Upland, CA 91756 Email: matthewspublic@hotmail.com	1,000,000.00	16.66%
Markos	Mabley Place Garage II, LLC c/o Mojave Capital Management General Partnership ATTN: Mark Markos 407 39th Street Newport Beach, CA 92663 Email: msm619@ymail.com	800,000.00	13.33%

Total	N/A	$6,000,000.00	100.000%

EXHIBIT A

MEMORANDUM OF AGREEMENT

MEMORANDUM OF AGREEMENT OF CO-OWNERS
Mabley Place
28 West Fourth Street
Cincinnati, Ohio

This Memorandum of Agreement of Co-Owners is made and entered into by and between MABLEY PLACE GARAGE, LLC, a Delaware limited liability company ("MVP"); MABLEY PLACE GARAGE I, LLC, a Delaware limited liability company ("Longwell"); and MABLEY PLACE GARAGE II, LLC, a Delaware limited liability company ("Markos"); (each of which is a "Co-Owner," and together are the "Co-Owners"), to record notice of the following:
A. The Co-Owners are the owners of an undivided interest, as tenants-in-common with each other, of Mabley Place Garage, 28 West Fourth Street, Cincinnati, Ohio and as more particularly described in Exhibit "A" (the "Property").
B. It is the intention and agreement of the Co-Owners that their rights and duties under the Agreement of Co-Owners shall be subject and subordinate in all respects to the rights of the "Lender" (as defined in the Agreement of Co-Owners), and the duties of the Co-Owners to the Lender, under the "Loan Documents."
C. The Managing Co-Owner is MVP.
D. The other terms and conditions governing the premises are as set forth in the Agreement of Co-Owners.
E. This Memorandum of Agreement of Co-Owners supersedes any and all previously recorded memorandums covering the Property.

[signatures appear on following page]

IN WITNESS WHEREOF, the Co-Owners, intending to be legally bound hereby, have duly authorized, validly executed and delivered this Memorandum as of the day and year first above written.

MABLEY PLACE GARAGE, LLC, a Delaware limited liability company

By:	MVP Realty Advisors, LLC, a Nevada limited liability company, its Manager

By:    /s/ Michael Shustek
Name:  Michael Shustek
Title:    Manager

STATE OF  NV

COUNTY OF   Clark

Before me, the undersigned authority, on this day personally appeared Michael Shustek, the Manager of MVP Realty Advisors, LLC, a Nevada limited liability company, the Manager of Mabley Place Garage, LLC, a Delaware limited liability company, known to me to be the person who signed the foregoing instrument, and acknowledged to me that he executed the instrument in the capacity and for the purposes therein expressed.

Given under my hand and seal of office on this 4th day of December, 2014.

[SIGNATURES CONTINUE ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

MABLEY PLACE GARAGE I, LLC,
a Delaware limited liability company,

By:  /s/ Linda Mathews
Name:   Linda Matthews
Title:     Manager

STATE OF  CA

COUNTY OF  Los Angeles

Before me, the undersigned authority, on this day personally appeared Linda Matthews, the Manager of Mabley Place Garage I, LLC, a Delaware limited liability company, known to me to be the person who signed the foregoing instrument, and acknowledged to me that he executed the instrument in the capacity and for the purposes therein expressed.

Given under my hand and seal of office on this 3rd day of December, 2014.

MABLEY PLACE GARAGE II, LLC,
a Delaware limited liability company,

By:  /S/ Mark Markos
Name:   Mark Markos
Title:     Manager

STATE OF  CA

COUNTY OF  Orange

Before me, the undersigned authority, on this day personally appeared Mark Markos, the Manager of Mabley Place Garage II, LLC, a Delaware limited liability company, known to me to be the person who signed the foregoing instrument, and acknowledged to me that he executed the instrument in the capacity and for the purposes therein expressed.

Given under my hand and seal of office on this 4th day of December, 2014.

EXHIBIT A

Legal Description

SITUATE IN SECTION 18, TOWN 4, FRACTIONAL RANGE 1, CINCINNATI TOWNSHIP, CITY OF CINCINNATI, HAMILTON COUNTY, OHIO AND BEING ALL OF IN-LOT 239 AND PART OF IN-LOT 240 AS DESIGNATED IN THE ORIGINAL PLAN OF THE CITY OF CINCINNATI AS RECORDED IN DEED BOOK "E-2", PAGE 62-66 OF THE HAMILTON COUNTY, OHIO RECORDER'S OFFICE, AND BEING MORE PARTICULARLY DESCRIBED AS FOLLOWS:
BEGINNING AT THE INTERSECTION OF THE EASTERLY LINE OF RACE STREET (A 68 FOOT RIGHT-OF-WAY) WITH THE NORTHERLY LINE OF FOURTH STREET (A 66 FOOT RIGHT-OF- WAY), SAID POINT WITNESSED BY AN EXISTING BUILDING CORNER LYING 0.33 FEET EAST;
THENCE ALONG SAID LINE OF RACE STREET, NORTH 16° 00' 00" WEST, 198.93 FEET TO A POINT WITNESSED BY AN EXISTING BUILDING CORNER LYING 0.04 FEET SOUTH AND 0.33 FEET EAST;
THENCE NORTH 74° 18' 30" EAST, 94.08 FEET TO A POINT;
THENCE NORTH 16° 00' 00" WEST, 0.54 FEET TO A POINT IN THE NORTHERLY LINE OF AFORESAID IN-LOT 240;
THENCE ALONG SAID LINE OF IN-LOT 240, NORTH 74° 16' 30" EAST, 105.79 FEET TO THE NORTHEASTERLY CORNER OF SAID IN-LOT 240;
THENCE ALONG EASTERLY LINES OF SAID IN-LOT 240 AND AFORESAID IN-LOT 239, SOUTH 16° 01' 00" EAST, 199.53 FEET TO A POINT IN THE AFORESAID NORTHERLY LINE OF FOURTH STREET, SAID POINT WITNESSED BY AN EXISTING BUILDING CORNER LYING 0.33 FEET WEST;
THENCE ALONG SAID LINE OF FOURTH STREET, SOUTH 74° 18' 30" WEST, 199.93 FEET TO THE POINT OF BEGINNING.
CONTAINING 0.9143 ACRES OF LAND.
SUBJECT TO ALL LEGAL HIGHWAYS, EASEMENTS AND RESTRICTIONS OF RECORD.
BEING THE SAME PREMISES CONVEYED TO MABLEY PLACE LLC BY OFFICIAL RECORD 12481, PAGE 1717, OFFICIAL RECORD 12583, PAGE 1341, OFFICIAL RECORD 12583, PAGE 1352 AND OFFICIAL RECORD 12586, PAGE 991, HAMILTON COUNTY, OHIO RECORDER'S OFFICE.
THE ABOVE DESCRIPTION WAS PREPARED FROM A CONSOLIDATION PLAT BY MCGILL SMITH PUNSCHON, INC. DATED JULY 10, 2014. THE BEARINGS ARE BASED ON THE DEEDS LISTED ABOVE.
TOGETHER WITH APPURTENANT EASEMENT RIGHTS ARISING UNDER THAT CERTAIN CONSTRUCTION OPERATION AND RECIPROCAL EASEMENT AGREEMENT DATED MARCH 30, 1990 BY AND BETWEEN TOWER PLACE LIMITED PARTNERSHIP AND CAREW REALTY, INC.

RECORDED APRIL 5, 1990 IN OFFICIAL RECORD BOOK 5251, PAGE 821, ACKNOWLEDGEMENT BY THE CITY OF CINCINNATI OF RECORD IN OFFICIAL RECORD 5261, PAGE 1356, AS AMENDED BY AN AMENDMENT TO CONSTRUCTION, OPERATING AND RECIPROCAL EASEMENT AGREEMENT OF RECORD IN OFFICIAL RECORD 12481, PAGE 1681, AND AS FURTHER AMENDED BY A SECOND AMENDMENT TO CONSTRUCTION OPERATING AND RECIPROCAL EASEMENT AGREEMENT OF RECORD IN OFFICIAL RECORD 12481, PAGE 1722, ALL OF THE RECORDER'S OFFICE, HAMILTON COUNTY, OHIO.
TOGETHER WITH APPURTENANT EASEMENT RIGHTS ARISING UNDER THAT CERTAIN ATTACHMENT AGREEMENT DATED NOVEMBER 28, 1990 BY AND BETWEEN BEVERLY PROPERTIES, INC., SAKS & COMPANY AND TOWER PLACE LIMITED PARTNERSHIP RECORDED DECEMBER 11, 1990 IN OFFICIAL RECORD BOOK 5442, PAGE 1071 IN THE RECORDER'S OFFICE OF HAMILTON COUNTY, OHIO.
TOGETHER WITH EASEMENT FOR ATTACHMENT CREATED BY A TERMINATION OF ACCESS AND ATTACHMENT AGREEMENT BY THE CITY OF CINCINNATI, AN OHIO MUNICIPAL CORPORATION, DATED MARCH 21, 2013, FILED FOR RECORD MARCH 21, 2013, OF RECORD IN OFFICIAL RECORD 12268, PAGE 1460, RECORDER'S OFFICE, HAMILTON COUNTY, OHIO.